Rainchief Energy Inc.

June 30, 2012
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2012 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Paul Heney”
Paul Heney
Chairman and Chief Executive Officer

“Bradley J. Moynes”
Bradley J. Moynes
President

RAINCHIEF ENERGY INC.
Interim Consolidated Balance Sheets
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	June 30, 2012 $	December 31, 2011 $
ASSETS

CURRENT
Cash	338	34,180
GST Recoverable	37,313	25,228

	37,651	59,408

Property and Equipment (Note 3)	1,266	1,397
Oil and Gas property (Note 5)	50,020	-

	88,937	60,805

LIABILITIES

CURRENT
Trade and Other Payables (Note 6)	243,585	187,128
Promissory Notes Payable (Note 8)	117,263	-
Loan from Related Party (Note 10)	2,500	-

	363,348	187,128

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 9(b))	3,083,899	2,922,923
Share Subscription Advance (Note 9(b))	-	41,064
Share Based Payments Reserve	276,310	276,310
Accumulated Other Comprehensive Income	-	-
Deficit	(3,634,620)	(3,366,620)

	(274,411)	(126,323)

	88,937	60,805

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Paul Heney”	“Bradley J. Moynes”
Paul Heney Chairman, Chief Executive Officer and Director	Bradley J. Moynes President and Director

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2012 $	2011 $	2012 $	2011 $
EXPENSES

Accounting, Audit and Legal	21,865	11,500	47,400	25,441
Amortization	-	71	131	141
Consulting and Investor Relations Expense	6,500	39,068	8,000	82,568
Filing and Transfer Agent Fees	7,458	9,197	7,458	15,554
Management Fees	112,500	25,329	127,500	43,429
Office Expenses and Rent	25	9,524	632	17,534
Interest and Bank Charges	120	111	324	339
Project Development Costs	73,913	-	73,913	14,046
Travel and Automobile	-	-	649	4,802

	222,372	94,800	266,007	203,854

LOSS BEFORE OTHER ITEMS	222,372	94,800	266,007	203,854

Foreign Exchange Loss (Gain)	949	8,428	1,621	7,486
Loss (Gain)on repurchase of shares (Note 9 (iii))	-	-	372	-
Loss (Gain)on return of shares (Note 4)	-	-	-	(97,336)

NET LOSS FOR THE PERIOD	223,321	103,228	268,000	114,004

Deficit, Beginning of the Period	3,411,299	3,290,865	3,366,620	3,280,089

DEFICIT, END OF THE PERIOD	3,634,620	3,394,093	3,634,620	3,394,093

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	36,636,308	36,008,494	36,636,308	36,008,494

BASIC AND DILUTED LOSS PER SHARE	0.01	0.00	0.01	0.00

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Interim Consolidated Statement of Changes in Shareholders’ Equity
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Equity-based payments reserve	Share subscriptions received	Deficit	Total

Balance, December 31, 2010		37,573,908	2,786,932	276,310	196,263	(3,184,297)	75,208
Shares surrendered and returned to treasury		(4,500,000)	(97,336)	-	-	-	(97,336)
Shares Issued for Cash		1,703,334	233,327	-	(196,263)	-	37,064
Net loss for the period		-	-	-	-	(114,004)	(114,004)
Balance, June 30, 2011		34,777,242	2,922,923	276,310	-	(3,298,301)	(99,068)
Share subscriptions received		-	-	-	41,064	-	41,064
Net loss for the period		-	-	-	-	(68,319)	(68,319)
Balance, December 31, 2011		34,777,242	2,922,923	276,310	41,064	(3,366,620)	(126,323)
Shares issued for cash		1,330,000	41,064	-	(41,064)	-	22,500
Shares issued for services		750,000	97,500
Shares issued pursuant to the exercise of warrants		2,200,000	44,137	-	-	-	44,137
Shares repurchased		(1,100,000)	(21,725)	-	-	-	(21,725)
Shares issued pursuant to a directors resolution		200,000	-	-	-	-	-
Net loss for the period		-	-	-	-	(268,000)	(193,000)
Balance, June 30, 2012		38,157,242	3,083,899	276,310	-	(3,634,620)	(274,441)

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Interim Consolidated Statements of Cash Flows
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2012 $	2011 $	2012 $	2011 $
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Period	(223,321)	(103,228)	(268,000)	(114,004)

Non-Cash Items
Amortization	-	71	131	141
Shares issued for services	97,500	-	97,500	-
Gain on return of shares (Note 6)	-	-	-	(97,336)

Changes in Non-Cash Working Capital Accounts
GST Recoverable	(8,011)	(10,596)	(12,085)	(14,293)
Share Subscription Receivable	-	20,374	-	20,374
Accounts Payable and Accrued Liabilities	2,026	4,317	56,457	(2,233)
	(131,806)	(89,062)	(125,997)	(207,351)

INVESTING ACTIVITIES
Fixed Assets acquired	-	-	-	1,345
Farm-in lease acquired	-	-	50,020	-
	-	-	50,020	1,345

FINANCING ACTIVITIES

Share Subscriptions Received	-	-	-	59,356
Proceeds Received on Exercise of Share Warrants	11,040	-	44,137	-
Proceeds Received on Issuance of Promissory Notes	49,484	-	117,263	-
Advances from related parties	2,500	-	2,500	-
Repurchase of Common Shares	-	-	(21,725)	-

	63,024	-	142,145	59,356

INCREASE (DECREASE) IN CASH	(68,782)	(89,062)	(33,842)	(149,340)

Bank Indebtedness, Beginning of the Period	69,120	110,959	34,180	171,237

CASH (BANK INDEBTEDNESS), END OF THE PERIOD	338	21,897	338	21,897

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada.  The Company is engaged in the financing and development of photovoltaic solar energy projects in Europe. Prior to January 1, 2010, the Company had operations in oil and gas exploration, and wine and spirit distribution.

While these unaudited interim condensed financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption.  The Company continues to incur significant operating losses and has no current source of revenue. As at June 30, 2012, the Company has a consolidated deficit of $3,634,620 and a working capital deficit of $325,697.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operations, maintaining current financing obligations and/or obtaining new sources of financing. The outcome of these matters cannot be predicted at this time.  Although the Company has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current economic climate.

These unaudited interim condensed financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34,Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  They do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2011 consolidated annual financial statements.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The policies applied in these interim financial statements are based on IFRS policies as of August 28 2012, the date the Board of Directors approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2012 could result in restatement of these interim financial statements, including the transition adjustments recognized on changeover to IFRS.

b)	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.  Cost is the fair value of the consideration given in exchange for net assets.

The condensed consolidated interim financial statements are presented in Canadian dollars

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”).  Intercompany balances and transactions are eliminated in preparing the consolidated financial statements.  The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Rainchief Energy Inc.	Canada	Parent Company	Canadian Dollar
Jaydoc Capital Corp. (Note 4)	Canada	100%	Canadian Dollar
Rainchief Renewable-1 S.R.L.	Italy	100%	Canadian Dollar

The Company through its subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., was engaged in the development of photovoltaic solar energy projects in Europe until December 31, 2011.

The Company disposed of its wholly-owned Canadian subsidiaries, Black Diamond Importers Inc. and Point Grey Energy Inc., and its wholly-owned U.S. subsidiary, Liberty Valley Wines LLC, in 2009 (Note 5).  Accordingly, these consolidated financial statements only include the accounts of these subsidiaries up to their date of disposal.  The wine and spirit distribution and oil and gas exploration activities of these subsidiaries comprised the Company’s principal business operations prior to January 1, 2010, and therefore has not been presented as a disposal of an operating segment of the Company or as discontinued operations.

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.  Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated.  Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions.  The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity.  On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used.  The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

f)	Project Development Costs

Project development costs are expensed as incurred.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Impairment of Non-Current Assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment.  Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

The recoverable amount of an asset or cash generating unit is the higher of its fair value less costs to sell and its value in use.  An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.  In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

h)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

i)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

j)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the fair value of the equity instrument at the date of grant is recognized as the cost of the goods or services provided. If the value of the equity instrument cannot be reliably determined by reference to a market price, the cost is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period.  The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.  The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period.  Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

l)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date.  Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.   Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.  Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below.  The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

●	Financial assets at fair value through profit or loss;
●	Loans and receivables;
●	Held-to-maturity investments; and
●	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described below.

●
Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments.  Assets in this category are measured at fair value with gains or losses recognized in profit or loss.  The Company’s cash falls into this category of financial instruments.

●
Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s subscription receivable fall into this category of financial instruments.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is based on recent historical counterparty default rates for each identified group.  The impairment losses are recognized in profit or loss.

●
Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

●
Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)	Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

●
Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss.  The Company currently does not hold financial liabilities in this category.

●
Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method.  Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.  The Company’s trade and other payables and amount due to related parties fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current period.

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group

IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39.  This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements.  IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return.  IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.  IFRS 11 supersedes IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”.

IFRS 12 – Disclosure of Interest in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard.  The objective of IFRS 12 is for an entity to disclose information that helps users of its financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance, and cash flows.  IFRS 12 also requires that an entity disclose the significant judgments and assumptions it has made.

IFRS 13 – Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.

NOTE 3 – PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total
	$	$	$
COST
December 31, 2011	5,236	1,656	6,892

Additions	-	-	-

June 30, 2012	5,236	1,656	6,892

ACCUMULATED DEPRECIATION
December 31, 2011	3,999	1,496	5,495

Depreciation Charge	112	19	131

June 30, 2012	4,111	1,515	5,626

NET BOOK VALUE
At June 30, 2011	1,125	141	1,266

At December 31, 2011	1,237	160	1,397

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 4 – ACQUISITION OF JAYDOC CAPITAL CORP.

Effective December 22, 2010, the Company acquired all of the issued and outstanding common shares of Jaydoc Capital Corp. (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada.  The purchase consideration was satisfied by the Company issuing 4,000,000 common shares with a fair value of $80,000 and 7,000,000 share purchase warrants with a fair value of $18,600 valued at the date of the purchase agreement on October 12, 2010.  Each warrant was exercisable into one common share of the Company at a price of US$0.02 per share until November 22, 2010. The Company incurred legal fees of $25,646 in connection with the acquisition.

Jaydoc was acquired to facilitate the Company’s business venture in solar energy development.  The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union.  Jaydoc had no other assets or liabilities as at the date of acquisition.

The acquisition has been accounted for by the purchase method with the fair value of the consideration being allocated to intangible asset comprising of the business plan and relationship for solar power project under development.

$

Fair Value of 4,000,000 Common Shares Issued	80,000
Fair Value of 7,000,000 Share Purchase Warrants Issued	18,600

Total Consideration Paid, Being the Fair Value of Intangible Asset Acquired	98,600

On November 22, 2010, the former shareholders of Jaydoc (the “vendors”) subscribed to 5,000,000 common shares of the Company upon the exercise of warrants for gross proceeds totaling $101,386 (US$100,000) at an exercise price of US$0.02 per share. The fair value of these warrants in the amount of $13,286 was transferred from reserve to share capital accordingly.  The remaining 2,000,000 warrants expired unexercised.

On December 31, 2010, the Company wrote down the intangible asset due to the lack of reliable measurement of the future cash flows of the solar energy project.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of warrants.

Accordingly, a total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition.  The Company has recorded the book value of the shares surrendered in the amount of $97,336 as a gain in 2011.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement.  12.5% of these shares are released at a 90-day interval with the first release on May 30, 2011 (Note 11(e)).

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 5 - OIL AND GAS PROPERTY

Gulf Jensen Oil Prospect

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”).  Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company agreed to pay US$50,000 (the initial acquisition amount) upon execution of the agreement and undertook to fund 100% of the cost of an initial seismic program pursuant to the agreement. In addition, the Company may acquire a 90% working interest in the Gulf Jensen Oil Prospect for an additional payment of US$75,000.

On April 4, 2012, the Company exercised its option to acquire a 90% working interest in the Gulf Jensen Oil Prospect and paid Nueva US$75,000.

As of June 30, 2012 the Company had paid Nueva US$33,400 of the initial acquisition amount.

NOTE 6 – TRADE AND OTHER PAYABLES

	June 30, 2012 $	December 31, 2011 $

Trade Payables	70,025	88,700
Accrued Liabilities	82,110	18,000
Provision (Note 7)	60,750	60,750
Related Party Payable (Note 10(a))	30,700	19,678

	243,585	187,128

NOTE 7 – PROVISION

In March 2009, the Company was served with a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments.  The total amount of claim against the Company was $60,750 which the Company has recorded a provision for on December 31, 2009.

The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.  Any recovery resulting from the resolution of this claim will be accounted for in the period of settlement.

NOTE 8 - PROMISSORY NOTES PAYABLE

In March 2012, the Company issued promissory notes totalling $67,779 (US$68,000) including US$17,000 to a company controlled by a Director (also an Officer) of the Company.  The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the notes default.

In April and May 2012 the Company issued additional promissory notes totaling $49,484 (US$49,500). The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

i)	Private Placements in 2011

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

ii)	Private Placements in 2012

On January 17, 2012, the Company completed a private placement of 330,000 shares at US$0.03 per share raising gross proceeds of $10,362 (US$9,900) and a private placement of 1,000,000 units at US$0.03 per share, raising gross proceeds of $30,702 (US$30,000). Each unit consists of one common share and one warrant exercisable into one common share at US$0.03 per share until December 31, 2013.  The subscription proceeds of $41,064 (US$39,900) were received in 2011.

iii)	Repurchase and Cancellation of Units

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000.  These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit.  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.  These units were returned to treasury and subsequently cancelled. The Company recorded a loss of $372 in connection with the repurchase of the units.

iv)	Shares issued pursuant to the exercise of Share Purchase Warrants

In February and March 2012, the Company issued a total of 1,650,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of US$33,000.

In May 2012, the Company issued a total of 550,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of US$11,000.

v)	Shares issued pursuant to a Directors’ Resolution

On March 21, 2012, pursuant to a Directors’ Resolution, the Company issued 200,000 post-consolidation shares to the President of the Company and a person related to the President of the Company (the Parties). The Parties purchased 2,000,000 shares in the Company during 2002. In 2006 the Company filed a Form 20-F and registered with the United States Securities and Exchange Commission as a Foreign Private issuer. At that time, as a result of a clerical oversight the share certificates evidencing the purchase of the purchase of the shares by the Parties were not recorded by the share transfer agents. The Company consolidated its share capital on the basis of one new common share for every ten old common shares on March 22, 2010. Having been satisfied that the Company had received valuable consideration for the common shares from the Parties in 2002, the Directors authorized the issuance of the share certificates to the Parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL (continued)

vi)	Shares issued as compensation to Directors

On April 17, 2012, the Company issued 750,000 shares at a price of US$0.13 per share to the directors of the Company as compensation for services rendered to the Company.

c)	Share Purchase Warrants

The continuity of warrants for the period ended June 30, 2012 is shown in the table below.  The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidation which took effect on March 22, 2010.

Expiry Date	Exercise Price		December 31, 2011		Issued		Exercised		Expired/ Cancelled			June 30, 2012

December 31, 2013	$	US0.03		-		1,000,000							1,000,000-
June 30, 2014	$	US0.80		320,000		-		-		-			320,000
March 30, 2015	$	US0.02		9,110,000		-		(2,200,000)		(1,100,000	)-		5,810,000
October 15, 2015	$	US0.04		500,000		-		-		-			500,000
October 28, 2015	$	US0.02		1,000,000		-		-		-			1,000,000

Total				10,930,000		1,000,000		(1,650,000)		(1,100,000)			8,630,000

Weighted Average Exercise Price			$	US0.04	$	US0.03	$	US0.02	$	(US0.02)		$	US0.05

d)	Shares in Escrow

As at June 30, 2012, the Company has 1,687,500 shares held in escrow (December 31, 2011 – 2,812,500).

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 10 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed.  Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a)	Related Party Balances

On June 8, 2012 a shareholder advanced the Company the sum of $2500. This loan is non-interest bearing, unsecured and has no specified terms of repayment.

As at June 30, 2012, the Company had $30,700 (December 31, 2011 – $19,678) in trade and other payables owed to a company controlled by a member of the key management personnel.  The amounts owed to the company arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

b)	Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended June 30, 2012 and 2011 as described below.  All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	Three Months ended June 30,		Six Months ended June 30,
	2012 $	2011 $	2012 $	2011 $

Management Fees	15,000	44,397	30,000	62,497
Share-Based Payments	97,500	-	97,500	-

	112,500	44,397	127,500	62,497

Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

NOTE 11 – SUBSEQUENT EVENT

On August 9, 2012, Mr. Robin Lecky resigned as a director of the Company.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities.  The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations.  There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations.  Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Management considers that risks related to interest are not significant to the Company at this time.  Amounts owed from and to related parties are non-interest bearing.

RAINCHIEF ENERGY INC.
Notes to the Interim Consolidated Financial Statements
June 30, 2012
(Expressed in Canadian Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS (continued)

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at June 30, 2012, the Company had the following financial instruments in U.S. dollars:

US$

Cash	62
Accounts Payable	16,600
Promissory notes	117,500

NOTE 13 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at June 30, 2012 totalled $3,008,899 (December 31, 2009 - $2,922,923).  At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at June 30, 2012 the Company had a working capital deficiency of $325,697. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes in the Company’s approach to capital management during the period ended June 30, 2012.